As filed with the Securities and Exchange Commission on February 18, 2021.

Registration No. 333-249417

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 POST EFFECTIVE AMENDMENT NO. 1

TO

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Virpax Pharmaceuticals, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	82-1510982
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1554 Paoli Pike, #279
West Chester, PA 19380
(484) 880-4588
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Anthony Mack
Chief Executive Officer
1554 Paoli Pike, #279
West Chester, PA 19380
(484) 880-4588
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael J. Lerner Steven M. Skolnick Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020 (212) 262-6700	Jeffrey J. Fessler Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, NY 10112 (212) 634-3067

Approximate date of commencement of proposed sale to public:
As soon as practicable after this Registration Statement is declared effective.

Approximate date of commencement of proposed sale to public:
As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ 333-249417

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 of Virpax Pharmaceuticals, Inc. (the “Company”), as originally declared effective by the Securities and Exchange Commission (the “SEC”) on February 16, 2021, is being filed for the sole purpose of filing Exhibit 5.1 as part of the Registration Statement. This Post-Effective Amendment No. 1 does not modify any provision of Part I or Part II of the Registration Statement other than supplementing Item 16 of Part II as set forth below. This Registration Statement shall become effective upon filing with the SEC in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

The following exhibits are being filed with this Registration Statement:

Exhibits:	Description
5.1	Legal opinion of Lowenstein Sandler LLP

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 SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of West Chester, Pennsylvania, on the 18th day of February, 2021.

Virpax Pharmaceuticals, Inc.

By:	/s/ Anthony Mack
	Name:	Anthony Mack
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated:

Signature	Title	Date

/s/ Anthony Mack	Chief Executive Officer (Principal Executive Officer) and	February 18, 2021
Anthony Mack	Chairman of the Board of Directors

/s/ Christopher Chipman	Chief Financial Officer	February 18, 2021
Christopher Chipman

*	Director and Chairman, Compensation Committee,	February 18, 2021
Eric Floyd, PhD	Scientific and Technology Committee

*	Chief Medical Officer, Director	February 18, 2021
Jeffrey Gudin, MD

*	Director and Chairman, Audit Committee	February 18, 2021
Jerrold Sendrow, CFP

*	Director and Chairman, Corporate Governance	February 18, 2021
Thani Jambulingam, PhD

*	Director	February 18, 2021
Gary Jacob, PhD

*	Director	February 18, 2021
Vanila M. Singh, MD

*By: /s/ Christopher Chipman
Christopher Chipman, Attorney-in-Fact

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